EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the seventh session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on December 15, 2022 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 2, 2022. All of the Company’s five supervisors attended the Meeting. Cao Weiqing, chairperson of the Board of Supervisors, and Niu Kailong, Wang Xiaoqing, Lai Jun and Hu Zhijun, supervisors of the Company, attended the Meeting by way of video conference. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company.

The Meeting was presided over by chairperson Cao Weiqing. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the 2023 Work Plan of the Board of Supervisors of the Company

Voting result: 5 for, 0 against, with no abstention

2.

Proposal regarding Formulation of Interim Measures for the Management of Recourse and Deduction of Performance-Based Compensation of Directors, Supervisors, Senior Management Personnel and Personnel Holding Key Positions of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 15, 2022